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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


  Information to be included in Statements Filed Pursuant to Rule 13d-1(b)(c) and (d) and Amendments thereto Filed Pursuant to Rule 13d-2(b)

                             (Amendment No._____)*


                                 Peapod, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

   Common Stock, par value $0.01 per share, including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  704718 10 5
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 704718 10 5                    13G                   Page 2 of 5 Pages
          -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Thomas L. Parkinson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,197,109 Shares*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,197,109 Shares*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,197,109 Shares*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
* Includes 82,514 shares which are held in trusts for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee, and 28,405 shares which are owned by Mr. Parkinson's minor children. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 223,091 shares issuable pursuant to options which are exercisable within 60 days.

Item 1

     (a) Name of Issuer

         Peapod, Inc.

     (b) Address of Issuer's Principal Executive Offices

         9933 Woods Drive, Skokie, Illinois 60077

Item 2

     (a) Name of Person Filing

         Thomas L. Parkinson

     (b) Address of Principal Business Office or, if none, Residence

         9933 Woods Drive, Skokie, Illinois 60077

     (c) Citizenship

         U.S. Citizen

     (d) Title of Class of Securities

         Common Stock, par value $.01 per share, including associated preferred stock purchase rights.

     (e) CUSIP Number

         704718 10 5

Item 3.

         NOT APPLICABLE

Item 4.  Ownership.


         (a)  Amount beneficially owned:

              1,197,109 Shares*

         (b)  Percent of class:

              6.6%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote

                    1,197,109*

              (ii)  Shared power to vote or to direct the vote

                    0

              (iii) Sole power to dispose or to direct the disposition of

                    1,197,109*

              (iv)  Shared power to dispose or to direct the disposition of

                    0

* Includes 82,514 shares which are held in trusts for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee, and 28,405 shares which are owned by Mr. Parkinson's minor children. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 223,091 shares issuable pursuant to options which are exercisable within 60 days.

Item 5.  Ownership of Five Percent or Less of a Class.

         NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE

Item 9.  Notice of Dissolution of a Group

         NOT APPLICABLE

Item 10. Certification

         NOT APPLICABLE



                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2001
                                              ----------------------------------
                                                            Date

                                                  /s/ Thomas L. Parkinson
                                              ----------------------------------
                                                          Signature

                                                      Thomas L. Parkinson
                                              ----------------------------------
                                                          Name/Title




                                       5